Exhibit 99.10
CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated February 2, 2026 and effective December 31, 2025, evaluating the proved and probable petroleum and natural gas reserves attributable to Baytex Energy Corp. and its affiliates (collectively, the "Company"), which is entitled "Baytex Energy Corp., Evaluation of Petroleum Reserves, based on Forecast Prices and Costs, As of December 31, 2025" (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No. 333-171568 and No. 333-272971 on Form S-8 and Registration Statement No. 333-273020 on Form F-3 of the Company and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2025 dated March 4, 2026, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

Yours truly,
MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Michael Verney
______________________________
Michael Verney, P. Eng.
Executive Vice President

Calgary, Alberta, Canada
March 4, 2026

2000, Eighth Avenue Place, East Tower, 525 – 8 Avenue SW, Calgary, AB, T2P 1G1 Tel: (403) 262-5506 www.mcdan.com